Sede legale: Piazza degli Affari, 2 - 20123 Milano

February 4, 2008

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A.
Form 20-F for Fiscal Year Ended December 31, 2006
Filed June 21, 2007
File No. 1-13882

Dear Mr. Spirgel:

Thank you very much for your letter dated January 9, 2008, setting forth further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006, (the “2006 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of January 9, 2008 on the 2006 Form 20-F are set forth below.  To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text.  Our response follows each comment.

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1.
We note your response to comment 1. Addressing the recoverability of the handset subsidies or losses, tell us how you enforce the mobile service contract in the event of subscriber cancellation or non-payment either through termination fee, deposits or other means, and your historic loss experiences in these situations.

Response:

As stated in our prior response dated September 20, 2007, we believe that the recoverability of the Subscriber Acquisition Costs (“SAC”) capitalized is assured by specified contractual rights that provide for termination fees payable in the event of early termination and our collection efforts.

We believed the following business factors indicated that the recoverability of the costs capitalized was probable:

▪
these contracts bind the customer to Telecom Italia for a minimum service period but also include a penalty for early termination. These contracts had been initially offered only to our better customers (those with a high propensity for consumption and minimum credit losses).  Statistical experience provided reasonable assurance this group would generate revenues higher than contractual minimums and would not likely early terminate the contracts;

▪
we expanded our targeted customer base for these contracts as our projections demonstrated that we would recover the SAC from the collection of penalties for early termination based on historical credit loss experience;

▪	in order to enhance our credit recovery process, the contracts require customer authorization for the payment of the monthly fees and termination fees from specific credit card or direct bank debit.

Our Planning and Control Department analyzes and monitors the performance and results of these customers to assess the recoverability of the SAC capitalized. Their analyses support that total revenues generated by the contracts whose SAC are capitalized are sufficient to cover SAC amortization and other ongoing operating costs.
Finally, in all cases of early termination or non-payment of the monthly fees, we utilize the penalty provisions of these contracts to recover the unamortized SAC. Our recovery experience confirms our initial projections and demonstrates that we did not experience losses on the unamortized SAC balance. During 2006 we collected €23 million in penalties related to the write-off of €16 million unamortized SAC.

2.
In addition, expand footnote disclosures to provide a comprehensive accounting policy on how you account for handset subsidies under IFRS and US GAAP. Your disclosures should include your IFRS and US GAAP basis that support your accounting, the amounts of the handset subsidies deferred (capitalized subscriber acquisition costs) and the impact on the financial statements for all periods presented if the handset losses were to be recognized upfront upon the sale and the deferred subscriber acquisition costs would not have been amortized over the term of the service contract.

Response:

We would like to inform the Staff that we intend to file our annual report on Form 20-F for the year ended December 31, 2007 that will include our consolidated financial statements prepared in compliance with IFRS as issued by the IASB, without reconciliation to US GAAP, as provided for in the rule recently adopted by the SEC – Release No. 33-8879 Acceptance from Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP.

Notwithstanding that understanding, we will revise, in our future filings, our accounting policy footnote expanding the discussion of our accounting policy for subscriber acquisition costs under IFRS. We propose to expand the disclosure of the new contract provisions, the amount of deferred SAC capitalized, amortized and written-off each year. We believe the “impact on financial statements” requested in your comment above implies that there has been an accounting change compared to prior years. That is not the case. These are new contracts with specific provisions that warrant the accounting treatment we have followed.

We believe the revisions we propose below provide transparent disclosures for the users of the financial statements.

In accordance with IAS 38, Intangible assets, paragraph 21, the Group capitalizes directly attributable subscriber acquisition costs (represented by commissions for the sales network and subsidies for the purchase of handsets) when the following conditions are met:

▪	the capitalized costs can be measured reliably;

▪	there is a contract binding the customer for a specific period of time; and

▪
it is probable that the amount of the capitalized costs will be recovered through the revenues generated by the service contract, or, where the customer withdraws from the contract in advance, through the collection of the penalty. This penalty is a legal right enforced by the Group if necessary.

Capitalized SAC costs are amortized on a straight-line basis over the minimum period of the underlying contract.

In all other cases, subscriber acquisition costs are expensed when incurred.

The Group did not capitalize any subscriber acquisition costs before 2006 because there were no binding sales contracts with enforced penalty provisions. The movement on capitalized subscriber acquisition costs for 2007 and 2006 is as follows:

	Year ended December 31,
	2007	2006
	(millions of Euro)
Balance at January 1,	160	-
Capitalized SAC	XX	260
Amortization	XX	(84)
Write-off for terminations	XX	(16)
Balance at December 31,	XX	160

The Group collected penalties of €YY million and €23 million in 2007 and 2006, respectively, related to the write-offs described above.  The penalties charged to the customers for early terminations are classified as Revenues and credit losses are included in Other Operating Expenses in the financial statements.

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Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886).  Any further questions or comments should be sent directly to Mr. Oakes as well as the undersigned.

Very truly yours, /s/ Enrico Parazzini
Chief Financial Officer

cc:	Jeffrey M. Oakes Davis Polk & Wardwell Nadia Locati Reconta Ernst & Young S.p.A. Margy Coll Reconta Ernst & Young S.p.A.